                      ELECTRONIC DATA SYSTEMS CORPORATION

                         EDS PUERTO RICO SAVINGS PLAN




                                   FORM 11-K
                                 ANNUAL REPORT
                     FOR THE YEAR ENDED DECEMBER 31, 1995


                        FILED PURSUANT TO SECTION 15(d)
                                    OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549-1004
                                   FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
- ---
    1934

For the fiscal year ended December 31, 1995
                          -----------------

                  OR

    TRANSITION REPORT PUSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
- ---
    1934

For the transition period from                          to
                               ------------------------    ---------------------

Commission file number 1-11779
                       -------

                         EDS PUERTO RICO SAVINGS PLAN
                         ----------------------------
                           (Full title of the plan)

                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                            Plano, Texas 75024-3105
              ---------------------------------------------------
              (Name of issuer of the securites held pursuant to
                  the plan and the address of its principal
                              executive offices)

Registrant's telephone number, including area code (214) 604-6000

        Notices and communications from the Securites and Exchange Commission relative to this report should be forwarded to:

                                        H. Paulett Eberhart
                                        Chief Accounting Officer
                                        Electronic Data Systems Corporation
                                        5400 Legacy Drive
                                        Plano, Texas 75024-3105

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------
(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                    Page No.
     -----------------------------------------------                    --------

     EDS Puerto Rico Savings Plan:
        Independent Auditors' Report........................................   3
        Basic Financial Statements:
           Statements of Net Assets Available for Benefits,
              December 31, 1995 and 1994....................................   4
           Statements of Changes in Net Assets Available for
              Benefits for the Years Ended December 31,
              1995 and 1994.................................................   5
           Notes to Financial Statements, December 31,
              1995 and 1994.................................................   6
       Supplemental schedules:
           Line 27 (a) Schedule of Assets Held for
              Investment Purposes, December 31, 1995........................  14
           Line 27 (d) Schedule of Reportable Transactions
              for the Year Ended December 31, 1995..........................  15

Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(b)  EXHIBIT
     -------

     Exhibit 23  Consent of Independent Auditors............................  16

                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Puerto Rico Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        EDS PUERTO RICO SAVINGS PLAN
                                        ----------------------------
                                               (Name of plan)

                                        EDS International Corporation
                                        Plan Administrator

Date   June 28, 1996                    By

                                        s/ Lester M. Alberthal, Jr.
                                        ----------------------------
                                        (Lester M. Alberthal, Jr.,
                                        Chairman of the Board
                                        and Chief Executive Officer)

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Trustees
EDS Puerto Rico Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                             KPMG Peat Marwick LLP


Dallas, Texas
May 31, 1996, except for note 7
 which is as of June 7, 1996

                          EDS PUERTO RICO SAVINGS PLAN
                Statements of Net Assets Available for Benefits
                           December 31, 1995 and 1994


Assets:                                     1995      1994
                                        ---------- ---------
Investments (Note 4):
     Income Fund, primarily at contract
      value
         (cost, 1995 - $4,355             $  4,355  $  2,044
                1994 - $2,044)
     GM Class E Stock Fund, at fair
      value
         (cost, 1995 - $15,272              18,923    11,628
                1994 - $11,408)
     Vanguard Wellington Fund, at fair
      value
         (cost, 1995 - $28,223              33,676    26,087
                1994 - $27,043)
     Vanguard U.S. Growth Portfolio, at
      fair value
         (cost, 1995 - $10,942              13,325     6,089
                1994 - $6,002)
     Vanguard International Growth
      Portfolio,
         at fair value
         (cost, 1995 - $13,740              14,819    23,236
                1994 - $23,654)
     Vanguard Quantitative Portfolios,
      at fair value
         (cost, 1995 - $9,274               10,885     9,676
                1994 - $10,242)
     Vanguard Money Market Reserves -
      Prime Portfolio,
         at fair value
         (cost, 1995 - $350,714            350,714   308,055
                1994 - $308,055)
     Vanguard Bond Index Fund, at fair
      value
         (cost, 1995 - $1,668                1,728        --
                1994 - $0)
     Loan Fund, at unpaid principal
      balance,                               4,458     4,663
         which approximates fair value    --------  --------

         Total Assets                      452,883   391,478

Refund Payable                              20,417    46,600
                                          --------  --------
         Net assets available for         $432,466  $344,878
          benefits                        ========  ========

See accompanying Notes to Financial Statements.

                          EDS PUERTO RICO SAVINGS PLAN
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 1995 and 1994

                                            1995      1994
                                        ---------- ---------
Additions to net assets attributed to:
     Investment income:
         Net appreciation
          (depreciation) in fair value    $ 16,394  $ (1,518)
          of investments
            (Note 4)
         Interest                           18,694    11,145
         Dividends                           3,335     1,336
                                          --------  --------
               Total                        38,423    10,963
     Contributions - employees              52,514    70,480
     Roll-overs from other plans                51    29,605
                                          --------  --------
               Total additions              90,988   111,048
Deductions from net assets attributed        3,400    11,596
 to withdrawals                           --------  --------
               Net increase                 87,588    99,452
Net assets available for benefits at:
     Beginning of year                     344,878   245,426
                                          --------  --------
     End of year                          $432,466  $344,878
                                          ========  ========

See accompanying Notes to Financial Statements.

                          EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements
                           December 31, 1995 and 1994

1.  Description of Plan
    -------------------

  The EDS Puerto Rico Savings Plan (the Plan) became effective July 16, 1993, with employees admitted to the Plan on this date. As used herein, the terms "EDS", "the Company", and "Employer" refer to EDS International Corporation (a wholly owned subsidiary of Electronic Data Systems Corporation). The following description of the Plan reflects all Plan amendments and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

  General - The Plan is a qualified profit sharing plan with provisions pursuant to Section 165 of the Puerto Rico Income Tax Act of 1954, as amended (ITA), covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the completion of at least one hour of service with the Employer.

  The Vanguard Fiduciary Trust Company (Vanguard) is the asset custodian and record-keeper for the Plan. Banco Santander is the trustee of the Plan. The Plan's investment activities are managed by the Vanguard Group of Investment Companies. The Plan's Investment Committee has approval and oversight responsibilities for the investment process.

  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Internal Revenue Code, as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan has seven investment funds: the Income Fund, which is a fixed income fund; the GM Class E Common Stock Fund, which consists of GM Class E common stock and a small amount of cash invested in a money market account; the Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market), a short-term investment fixed income fund; the Vanguard Wellington Fund (Vanguard Wellington), a stock and bond mutual fund; the Vanguard Quantitative Portfolios (Vanguard Quantitative), a growth and income stock mutual fund; the Vanguard U.S. Growth Portfolio (Vanguard U.S.), a growth stock mutual fund; Vanguard International Growth Portfolio (Vanguard International), a growth stock mutual fund investing in foreign companies; and the Vanguard Bond Index Fund, an intermediate term bond fund.

  All of the administrative expenses of the Plan are paid by the Company with the exception of loan application fees. All investment expenses are paid from the investment funds.

  Contributions - Each year, contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between one percent and ten percent of their total compensation subject to: (1) a maximum annual contribution of $7,000, (2) a maximum annual eligible compensation of $150,000 per participant beginning January 1, 1994, and (3) limitations imposed to ensure a fair mix of participation among employees (elective contributions).

  A participant may elect, up to four times annually, to change his/her designated percentage of pay withheld.

  Withdrawals - A participant may request a withdrawal of all or a portion of the amount of accumulated voluntary contributions in cases of hardship. Once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator, a participant may then withdraw an amount equal to but not in excess of the expense of the hardship (the "Hardship Withdrawal"). In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need. Participants age 59 1/2 or above may request an in-service withdrawal. The amount of a participant's withdrawals may not be repaid to the Plan.

  Participant's Individual Account - The Participant's Individual Account is credited with the participant's contributions (including rollovers) and the amounts of participant earnings dictated by the number of units held in each investment fund. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

                          EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements


  The participant determines both the amount deferred and the percentage of the investment contributed to one or more of the investment funds. The percentages may be in any whole percentage increment.

  Vesting - Participants are always 100% vested in their individual accounts and in the earnings received thereon.

  Payment of Benefits - On termination of service, age 59 1/2, death, or retirement, a participant may elect to receive either a cash distribution for all or part of the value of his/her account, GM Class E common stock (for any amount so invested), or a non-transferable annuity contract purchased on his/her behalf form an insurance company. A participant may elect to receive periodic payments in monthly, quarterly, or semiannual installments or elect to have all or part of his/her account rolled over to another qualified plan or to an individual retirement account.

  Loans - Upon written application of a participant, the Plan Administrator may direct the Trustees to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated elective contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant may not exceed $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Puerto Rico Department of the Treasury as income for that calendar year. The Plan allows only one outstanding loan at any time. At December 31, 1995 and 1994, the interest rate on new loans was eight and three-fourths percent (8.75%) and eight and one half percent (8.50%), respectively.

  Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

2.  Summary of Significant Accounting Policies
    ------------------------------------------

  Investments - The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies which are stated at contract value. Purchases and sales of the GM Class E common stock are recorded on a trade date basis. Investments in the Income Fund are valued at contract value which approximates fair value and represents contributions made plus interest at the contract rate. Participant loans are presented in the accompanying financial statements at unpaid principal balance which approximates fair value.

  Investment Income - Income from investments is recorded as it is earned.

  Benefits - Benefits are recorded when paid.

  Contribution Refunds - Refunds of excess participant contributions to be made subsequent to December 31, 1995 under section 415 of the Internal Revenue Code of 1986 (Code) are recorded on an accrual basis. At December 31, 1995, refunds due to participants are allocated as follows: $83 - Income Fund; $95 - Vanguard Wellington Fund; $1,509 - Vanguard U.S. Growth Portfolio Fund; $1,334 - Vanguard International Growth Portfolio Fund; $49 - Vanguard Quantitative Portfolio Fund; and $17,347 - Vanguard Money Market Reserves - Prime Portfolio Fund. At December 31, 1994, refunds due to participants were allocated as follows: $314 - Income Fund; $4,557 - GM Class E Stock Fund; $3,628 -Vanguard Wellington Fund; $520 - Vanguard U.S. Growth Portfolio Fund; $11,648 - Vanguard International Growth Portfolio Fund; $3,010 - Vanguard Quantitative Portfolios Fund; and $22,923 - Vanguard Money Market Reserves - Prime Portfolio Fund.

                          EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements


3.  Plan Termination
    ----------------

  While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its Board of Directors subject to the provisions of ERISA.

4.  Investments
    -----------

  The Trustees of the Plan hold the investments of the Plan in trust on behalf of the participants. Consistent with the fiduciary standards of ERISA, safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

  The following table presents the fair value/contract value of the Plan's investments at December 31, 1995 and 1994. Investments that represent five percent (5.00%) or more of the Plan's net assets are separately identified.

                                          1995                    1994
                                ------------------------ -----------------------
                                   Number    Fair value/   Number    Fair value/
                                  of shares   contract    of shares   contract
                                  or units      value     or units      value
                                ------------------------ -----------------------
Income Fund                           4,355     $  4,355         --     $  2,044
GM Class E Stock Fund (cost of
     $15,272 in 1995 and
     $11,408 in 1994)*                  853       18,923        706       11,628
Vanguard Wellington (cost of
     $28,223 in 1995 and
     $27,043 in 1994)*                1,378       33,676      1,345       26,087
Vanguard U.S. (cost of
     $10,942 in 1995 and
     $6,002 in 1994)                    655       13,325        397        6,089
Vanguard International (cost of
     $13,740 in 1995 and
     $23,654 in 1994)                   987       14,819      1,730       23,236
Vanguard Quantitative (cost of
     $9,274 in 1995 and
     $10,242 in 1994)                   546       10,885        622        9,676
Vanguard Money Market*              350,714      350,714    308,055      308,055
Vanguard Bond Index Fund (cost
 of $1,668 in 1995)                     170        1,728         --           --
Loan Fund (2 loans in 1995
 and 1994, loans outstanding
 from $900 to $2,038 and
 $1,110 to $3,687 in 1995
 and 1994, respectively, with
 interest rates from 6% to
 8.75% in 1995 and 1994)                 --        4,458         --        4,663
                                                --------                --------
                                                $452,883                $391,478
                                                ========                ========

* Represents 5% or more of Plan assets.

                          EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements


  To hedge against adverse foreign currency movements, the Vanguard International Growth Portfolio may enter into contracts for the purchase or sale of a specific foreign currency at a fixed price at a future date. The forward foreign currency rate of the underlying currency and any gains and losses are recorded for financial statement purposes as unrealized until the contract settlement date, at which point they are realized. To hedge against anticipated future changes in interest or security prices, the Vanguard Quantitative Portfolios may utilize futures contracts to a limited extent. The Fund receives from or pays to brokers amounts equal to the daily fluctuations in the values of the contracts. These receipts and payments are recorded as unrealized gains and losses until the contract settlement dates, at which point they are realized. The underlying risk to participants is proportional to each participant's number of shares relative to the total number of shares issued by each mutual fund.

5.  Related Party Transactions
    --------------------------

  As stated previously, the GM Class E Stock Fund consists of GM Class E common stock and a small amount of cash invested in a money market account. Additionally, all Vanguard funds consist of investments in various Vanguard managed mutual funds.

6.  Income Tax Status
    -----------------

  The Puerto Rico Department of the Treasury has determined and informed the Company by a letter dated October 6, 1993 that the Plan and related trust are designed in accordance with applicable sections of the ITA. Therefore, no provision for income taxes has been included in the accompanying financial statements. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code.

7.  Subsequent Event
    ----------------

  On June 7, 1996, GM effected a split-off (the "Split-Off") of the Company. As a result of the Split-Off, (i) the Company became an independent, publicly held company with approximately 485 million shares of Common Stock outstanding and listed for tradiing on the NYSE and the London Stock Exchange and (ii) each outstanding share of Class E common stock of GM was converted into one share of Common Stock of the Company. The plan was amended to allow investments in the EDS Stock Fund.

                          EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements


8.  Allocation of Changes in Plan Assets and Liabilities to Investment Programs
    ---------------------------------------------------------------------------

  The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1995:

                                                                              Vanguard       Vanguard
                                                                Vanguard    U.S. Growth    International
                                       Income    GM Class E   Wellington    Portfolio        Growth
                                        Fund     Stock Fund      Fund          Fund      Portfolio Fund
                                       ------    ----------   ----------   -----------   --------------
Additions to net assets
attributed to investment
income:
     Net appreciation
       in fair value of
       investments                     $   --     $ 4,551      $ 6,441       $ 2,421          $   692
     Interest                             191          --           --            --               --
     Dividends                             --         158        1,615           533              390
                                       ------     -------      -------       -------          -------
     Total                                191       4,709        8,056         2,954            1,082

Employee contributions                    823       2,508        3,371         2,119            1,836
Roll-overs from other plans                --          --           --            --               --
                                       ------     -------      -------       -------          -------
     Total additions                    1,014       7,217       11,427         5,073            2,918

Deductions from net assets
     attributed to withdrawals             --        (402)          --          (407)              --
Interfund transfers                     1,528       5,037         (306)        1,581           (1,021)
                                       ------     -------      -------       -------          -------
     Net increase (decrease)            2,542      11,852       11,121         6,247            1,897

Net assets available for
     benefits at:
     Beginning of year                  1,730       7,071       22,459         5,569           11,588
                                       ------     -------      -------       -------          -------
     End of year                       $4,272     $18,923      $33,580       $11,816          $13,485
                                       ======     =======      =======       =======          =======



                          EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements


                                                   Vanguard
                                                 Money Market
                                     Vanguard      Reserves-
                                   Quantitative      Prime                Vanguard
                                    Portfolios     Portfolio     Loan    Bond Index
                                       Fund          Fund        Fund       Fund     Total
                                   ------------  ------------  -------   ---------- -------
Additions to net assets
     attributed to
     investment income:
     Net appreciation
       in fair value
       of investments                $ 2,228      $     --   $   --       $   61  $ 16,394
     Interest                             --        18,286      217           --    18,694
     Dividends                           592            --       --           47     3,335
                                     -------      --------   ------       ------  --------
     Total                             2,820        18,286      217          108    38,423

Employee contributions                 1,296        40,467       --           94    52,514
Roll-overs from other plans               --            51       --           --        51
                                     -------      --------   ------       ------  --------
     Total additions                   4,116        58,804      217          202    90,988

Deductions from net
     assets attributed to
     withdrawals                          --        (2,591)      --           --    (3,400)
Interfund transfers                       54        (7,977)    (423)       1,527        --
                                     -------      --------   ------       ------  --------
     Net increase (decrease)           4,170        48,236     (206)       1,729    87,588

Net assets available for
     benefits at:
     Beginning of year                 6,666       285,131    4,664           --   344,878
                                     -------      --------   ------       ------  --------
     End of year                     $10,836      $333,367   $4,458       $1,729  $432,466
                                     =======      ========   ======       ======  ========

                          EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements


8.  Allocation of Changes in Plan Assets and Liabilities to Investment Programs
    ---------------------------------------------------------------------------

  The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1994:

                                                                               Vanguard       Vanguard
                                                                   Vanguard    U.S. Growth   International
                                         Income      GM Class E   Wellington    Portfolio       Growth
                                          Fund       Stock Fund      Fund         Fund      Portfolio Fund
                                       ----------    ----------   ----------   -----------  --------------
Additions to net assets
 attributed to investment
 income:
     Net appreciation
         (depreciation) in fair
         value of investments           $   --       $  220     $  (967)       $   92         $  (567)
     Interest                               45           --          --            --              --
     Dividends                              --           33         657            69             280
                                        ------       ------     -------        ------         -------
     Total                                  45          253        (310)          161            (287)

Employee contributions                     308        1,461       5,420           785           8,040
Roll-overs from other plans              1,316           --      14,325         1,320           3,129
                                        ------       ------     -------        ------         -------
     Total additions                     1,669        1,714      19,435         2,266          10,882

Deductions from net assets
     attributed to withdrawals             (23)          --        (225)           --            (259)
Interfund transfers                          1        5,357      (1,304)        1,013          (1,526)
                                        ------       ------     -------        ------         -------
     Net increase (decrease)             1,647        7,071      17,906         3,279           9,097

Net assets available for
     benefits at:
     Beginning of year                      83           --       4,553         2,290           2,491
                                        ------       ------     -------        ------         -------
     End of year                        $1,730       $7,071     $22,459        $5,569         $11,588
                                        ======       ======     =======        ======         =======


                          EDS PUERTO RICO SAVINGS PLAN
                         Notes to Financial Statements


                                                   Vanguard
                                                 Money Market
                                    Vanguard       Reserves-
                                  Quantitative       Prime
                                   Portfolios      Portfolio    Loan
                                      Fund           Fund       Fund      Total
                                  ------------   ------------   ----      -----
Additions to net assets
     attributed to
     investment income:
     Net appreciation
         (depreciation)
         in fair value
         of investments               $ (296)      $     --   $    --   $ (1,518)
     Interest                             --         10,874       226     11,145
     Dividends                           297             --        --      1,336
                                      ------       --------   -------   --------
     Total                                 1         10,874       226     10,963

Employee contributions                 2,163         52,303        --     70,480
Roll-overs from other plans              662          8,853        --     29,605
                                      ------       --------   -------   --------
     Total additions                   2,826         72,030       226    111,048

Deductions from net
     assets attributed to
     withdrawals                         (88)        (8,976)   (2,025)   (11,596)
Interfund transfers                      722        (10,726)    6,463         --
                                      ------       --------   -------   --------
     Net increase (decrease)           3,460         52,328     4,664     99,452

Net assets available for
     benefits at:
     Beginning of year                 3,206        232,803        --    245,426
                                      ------       --------   -------   --------
     End of year                      $6,666       $285,131   $ 4,664   $344,878
                                      ======       ========   =======   ========

                          EDS PUERTO RICO SAVINGS PLAN
         Line 27 (a) - Schedule of Assets Held for Investment Purposes
                               December 31, 1995

                           Description of Investment
                           -------------------------

                                                                          Number of
                                                       Rates of            Shares                                  Current
Identity of Party                                      Interest           or Units               Cost               Value
- ----------------------------------                  -----------         -----------          ----------          ----------

Income Fund                                                  --               4,355            $  4,355            $  4,355

GM Class E Stock Fund*                                       --                 853              15,272              18,923

Vanguard/Wellington Fund*                                    --               1,378              28,223              33,676

Vanguard U.S. Growth*
     Portfolio                                               --                 655              10,942              13,325

Vanguard International*
     Growth Portfolio                                        --                 987              13,740              14,819

Vanguard Quantitative*
     Portfolios                                              --                 546               9,274              10,885

Vanguard Money Market*
     Reserves - Prime
     Portfolio                                               --             350,714             350,714             350,714

Vanguard Bond Index Fund                                     --                 170               1,668               1,728

Loan Fund*                                           6% to 8.75%                 --               4,458               4,458
                                                                                               --------            --------

         Total Assets Held for Investment Purposes                                             $438,646            $452,883
                                                                                               ========            ========

*  Parties-In-Interest

See accompanying independent auditor's report.

                          EDS PUERTO RICO SAVINGS PLAN
               Line 27 (d) - Schedule of Reportable Transactions
                      For The Year Ended December 31, 1995


                                                                                                                Current
                                                                                          Expense              Value of
                                                  Number                                 Incurred              Asset on      Net
Identity of Party             Description of        of       Purchase  Selling  Lease      with      Cost of  Transaction  Gain or
    Involved                      Asset        Transactions   Price     Price   Rental  Transaction   Asset      Date       (Loss)
- -------------------          ---------------   ------------  --------  -------  -------  ----------  -------  -----------  --------
Vanguard                     Vanguard Money
                             Market
                             Reserves -
                             Prime Portfolio        46        $78,030  $    --     $--       $--     $78,030    $78,030      $--
                             (Money Market
                             Fund)                   7             --   35,220      --        --      35,220     35,220       --
                                                                                                                              --
Vanguard                     Vanguard
                             International
                             Growth                 35         10,717       --      --        --      10,717     10,717       --
                             Portfolio
                             (Stock Fund)            4             --   19,825      --        --      20,631     19,825     (806)

Vanguard                     GM Class E
                             Stock Fund             40         13,279       --      --        --      13,279     13,279       --
                             (Stock Fund)            3             --   10,535      --        --       9,414     10,535    1,121

See accompanying independent auditor's report.